EXHIBIT 23(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to Registration Statement (Form S-4 No. 333-136626) and related Prospectus of Cullen/Frost Bankers, Inc. for the registration of 3,818,934 shares of its common stock and to the incorporation by reference therein of our reports dated February 3, 2006, with respect to the consolidated financial statements of Cullen/Frost Bankers, Inc., Cullen/Frost Bankers, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cullen/Frost Bankers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

San Antonio, Texas

September 13, 2006